Exhibit 99.1

OFFICER'S CERTIFICATE

I, John M. Murphy, hereby certify that I am duly elected President of Home Loan and Investment Bank, F.S.B., a Federal Savigns Bank, ("Home") and further, to the best of my knowledge and after due inquiry, as follows:

1. Home has fully complied with the provisions of the Servicing Agreement dated as of December 16, 2004 (the "Agreement").

2. A review of Home's activities as Servicer during 2004 under the Agreement was made under my supervision.

3. To the best of my knowledge, based on such review Home has fulfilled all of its obligations as Servicer Under the Agreement throughout the year.



In Witness Whereof, I have hereunto signed my name and affixed the seal of Home.

/s/:  John M. Murphy
John M. Murphy, President
Date:  March 15, 2005